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Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

October 6, 2021

VIA: ELECTRONIC MAIL

Margaret Schwartz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 20, 2021 CIK No. 0001875558

Dear Ms. Schwartz:

On behalf of Nuvectis Pharma, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated October 1, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on July 30, 2021.

Comment 1:

We note the pipeline table added to page 2. Please revise to include a column for Phase 3 clinical trials.

Response:

In response to the Staff’s comment, the Company has added a Phase 3 clinical trial column to Figure 1 and Figure 6 on pages 2 and 58, respectively.

Comment 2:

We note your statement on page 6 and elsewhere that NXP900 has demonstrated high potency and selectivity, and on page 72 you state that treatment with NXP900 results in increased antitumor efficacy and tolerability in vivo in syngeneic murine cancer models and xenografts. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

October 6, 2021

Response:

In response to the Staff’s comment, the Company has revised its statements throughout the document relating to NXP900’s potency, selectivity, tolerability and antitumor efficacy.

Comment 3:

On page 7 you state that treatment with NXP900 resulted in increased anti-tumor efficacy and tolerability in both syngeneic murine cancer models and xenografts, demonstrating significant therapeutic advantages over dasatinib, including improved tumor growth inhibition, survival and duration of response. We also note on page 73 that at least one mouse model reflected a head-to-head study of dasatinib. Please revise to state whether each of the comparisons to dasatinib reflects the results of a head-to-head comparison. If not, please remove such comparison as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Response:

In response to the Staff’s comment, the Company has removed comparative statements relating to the activity of NXP900 versus dasatinib.

Comment 4:

We note your response to our prior comment 10 and reissue in part. Please revise to also include the conversion of the preferred A shares as part of the pro forma balance, rather than as part of the pro forma as adjusted balance as you currently present, to properly reflect the offering effect in the capitalization table here, and also to properly reflect the dilution to new investors participating in this offering in the dilution table at page 50.

Response:

In response to the Staff’s comment, the Company has revised its disclosures on pages 15 and 48-50 to include the conversion of the preferred A shares as part of the pro forma balance.

Comment 5:

We note your response to prior comment 18. Please revise to clarify the scope, size, and design of each preclinical study referenced in this section; whether the studies were powered to show statistical significance; and revise your characterizations of the preclinical trials to discuss the data, rather than drawing conclusions from the results.

Response:

The Company has interpreted this comment as a request for a description in the pharmacology studies section of the experiments conducted to evaluate NXP800’s antitumor effect. In response to the Staff’s comment, the Company has revised this section to include the scope, size and design of the preclinical studies. Studies performed in vitro systems, or the safety pharmacology, pharmacokinetics and toxicology studies, are not applicable, as they are not designed for prospective statistical analysis and any effects of the test article is provided descriptively.

October 6, 2021

Comment 6:

We note your response to our prior comment number 21, where you state you do not plan to enter indemnification agreements with your directors and officers. Given this response and that references to an indemnification agreement remain on pages F-15 and F-16, please clarify whether any such agreements are already in place.

Response:

The Company has removed any references to an indemnification agreement with the Company’s directors and officers, as there are no such agreements in place.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak
Matthew W. Mamak, Esq.

cc:	Ron Bentsur, Chief Executive Officer
Nuvectis Pharma, Inc.